UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number: 000-30326
(Check  one)

| | Form 10-KSB   | | Form 11-K   | | Form 20-F   |X| Form 10-Q   | | Form N-SAR

     For  Period  Ended:  July 31, 2001

| |  Transition  Report  on  Form  10-K
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q
| |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: ____________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Vsource, Inc.
Former name if applicable:
Address of principal executive office:     5740 Ralston Street, Suite 110
City, State and Zip Code:                  Ventura, California 93003


                                     PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|       (b)  The subject annual report,  semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant closed a significant acquisition and two financings during the three months ended July 31, 2001 and also changed accountants during this period. In addition, the registrant has decided to restate its 10-KSB for the period ended January 31, 2001 and its 10-Q for the period ended April 30, 2001 primarily for the purpose of reclassifying preferred stock from shareholders' equity to a separate "mezzanine" balance sheet category in accordance with recent guidance from the U.S. Securities and Exchange Commission and the accounting profession. These restatements must be filed before the current 10-Q is filed. All these factors, coupled with the September 11 terrorist disruptions, have resulted in unforeseen and unavoidable delays in the preparation and filing of registrant's interim report on Form 10-Q for the three months ended July 31, 2001, but not beyond the five day period of relief set forth in Rule 12b-25.


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                                    PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Sandford T. Waddell                    (805)               677-6720
-----------------------------------  -------------------------------------------
              (Name)                     (Area  Code)     (telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           |X|  YES     | |  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           |X|  YES     | |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates the following changes in results of operations compared to the fiscal quarter ended July 31, 2001:

                                                 Vsource and subsidiaries
                                                 Fiscal quarter ended July 31
                                                    2001              2000
                                                 -----------      ------------
     Revenue                                     $ 1,235,564      $    62,500

     Net income (loss)                           $(6,369,642)     $(6,891,041)

     Basic Loss Available to Shareholders        $(8,465,070)     $(6,891,041)

     Net income (loss) per common share          $     (0.43)     $     (0.43)


     The Company acquired assets of NetCel360 Holdings Limited on June 22, 2001. Revenue for the current period is derived primarily from the acquired assets, and from contracts undertaken by the acquired operations subsequent to the acquisition. Revenue in the comparable period of the prior year was derived from since discontinued product.

     Net loss in the current quarter includes the write down of $1,940,853 goodwill related to the acquisition of Online Transaction Technologies, Inc., and $2,095,428 of non-cash charges from beneficial conversion features related to convertible notes and warrants issued in the current period, and to anti-dilution provisions of preferred stock issued in the prior fiscal year. The net loss of $6,369,642 for the three months ended July 31, 2001 decreased from $6,891,041 for the three months ended July 31, 2000, a decrease of $521,399, or 7.6%. This decrease was the result of the decrease in both research and development and selling, general, and administrative expenses, including a significant decrease in the recognition of stock-based compensation.

     The net loss per common share of $(0.43) for the three months ended July 31, 2001 remained unchanged from a net loss of $(0.43) per common share for the three months ended July 31, 2001. This unchanged condition was the result of a decreased net loss for the quarter,a return of equity to preferred stockholders of $2,095,428 created by the non cash deemed dividend to preferred shareholders, partially offset by a 3,731,478 increase in weighted average outstanding common shares.



                                  Vsource, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 14, 2001           By:   /s/  Sandford T. Waddell
                                    --------------------------------------------
                                    Sandford T. Waddell, Chief Financial Officer


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